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                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-81481



                                1,672,199 SHARES

                         SCICLONE PHARMACEUTICALS, INC.

                                  COMMON STOCK

        This prospectus relates to the offer and sale of up to 1,672,199 shares of our common stock by the selling shareholders listed under the caption "Selling Shareholders" on page 12. The number of shares the selling shareholders may sell under this prospectus includes common stock:

        o      they currently hold, and

        o issuable to them upon exercise of warrants issued in connection with the sale of the Series C Preferred Stock.

We will not receive any proceeds from sales by the selling shareholders, but may receive proceeds from exercise of the warrants. Our agreement with the selling shareholders is described in more detail on page 10.

        Our common stock is quoted on The Nasdaq National Market under the symbol "SCLN." On July 12, 1999, the last sale price of the common stock as reported on The Nasdaq National Market was $1.875.

        Our principal executive offices are located at 901 Mariners Island Boulevard, Suite 205, San Mateo, California 94404, and our telephone number is
(650) 358-3456.

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        AN INVESTMENT IN SCICLONE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.
PLEASE CAREFULLY CONSIDER THE INFORMATION UNDER THE HEADING "RISK FACTORS" BEGINNING ON PAGE 3.

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        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                       ----------------------------------


                  The date of this prospectus is July 15, 1999.




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                                TABLE OF CONTENTS

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RISK FACTORS..................................................................3

ABOUT SCICLONE...............................................................10

USE OF PROCEEDS..............................................................12

SELLING SHAREHOLDERS.........................................................12

PLAN OF DISTRIBUTION.........................................................14

LEGAL MATTERS................................................................15

EXPERTS......................................................................15

WHERE TO FIND MORE INFORMATION...............................................16

DOCUMENTS INCORPORATED BY REFERENCE..........................................16
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                                  RISK FACTORS

        You should carefully consider the following risk factors, together with the other information contained or incorporated by reference in this prospectus, in evaluating whether to purchase shares of our common stock.

        This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1934 and Section 21E of the Securities Exchange Act and we have attempted to identify these statements with an asterisk ("*"). Actual results could differ materially from those projected in these forward-looking statements due to a variety of factors, including those set forth below.

IF WE FAIL TO OBTAIN ADDITIONAL REGULATORY APPROVALS OR MARKET ACCEPTANCE FOR ZADAXIN(R) OR OBTAIN REGULATORY APPROVAL FOR CPX, OUR POTENTIAL FUTURE REVENUE WOULD BE LIMITED

        Our principal drug development efforts currently focus on our two lead drugs, thymosin alpha 1, which the Company sells under the branded trademark ZADAXIN, and CPX. Thymosin alpha 1 is a drug that boosts the body's immune system. Clinical trials of ZADAXIN are in progress and we need favorable results from these trials to get regulatory approval in major pharmaceutical markets. ZADAXIN has been approved for commercial sale in 14 countries, principally as a treatment for hepatitis B and hepatitis C, diseases caused by viruses that affect the liver. However, we may not be able to obtain approvals for ZADAXIN in other countries or for the treatment of additional medical conditions, such as cancer. CPX is a drug that targets the underlying cause of cystic fibrosis, a disease caused by genetic defects. CPX is currently undergoing clinical testing in the United States.

        Our launch of ZADAXIN in the People's Republic of China, the Philippines and Singapore was our first commercial introduction of ZADAXIN, and may not be successful. Moreover, our future launches of ZADAXIN in additional countries may not be successful. Future sales of ZADAXIN will depend on market acceptance and successful distribution.

        In particular, although the People's Republic of China has the highest prevalence of hepatitis B in the world, its low average income and poorly developed distribution infrastructure may make it difficult to successfully commercialize ZADAXIN in the Chinese market. Because we currently rely on ZADAXIN as our sole source of revenue, our failure to demonstrate its efficacy in future clinical trials, obtain additional marketing approvals or successfully commercialize ZADAXIN would adversely affect our revenue and operating results.

        We may experience delays and difficulties in clinical trials of CPX. In addition, clinical trials may not prove that CPX is an effective treatment for cystic fibrosis. Our failure to demonstrate the safety and efficacy of CPX as a treatment for cystic fibrosis in a clinical trial, obtain regulatory approval of CPX as a treatment for cystic fibrosis or successfully commercialize CPX could adversely affect our potential future revenue and operating results.

IF WE DO NOT BECOME PROFITABLE, WE MAY NOT BE ABLE TO SUSTAIN OUR OPERATIONS

        We began to generate revenues from ZADAXIN in 1997. Future ZADAXIN revenues are uncertain. Marketing approvals for CPX and additional marketing approvals for ZADAXIN are uncertain. We have experienced significant operating losses since our inception and have a substantial accumulated deficit. We expect our operating expenses to increase over the next several years if we expand our development, clinical testing and marketing capabilities.* Our ability to expand our operations or become profitable depends in large part on our ability to do the following:

        o obtain additional financing in the near term to support our operations and long-term product development and commercialization efforts;

        o      increase ZADAXIN sales in existing markets;

        o      launch ZADAXIN in newly-approved markets;



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        o      obtain additional regulatory approvals for ZADAXIN and/or future products;

        o      obtain regulatory approvals for CPX;

        o enter into a corporate partnering arrangement for development in the U.S. and Europe of a combination therapy for hepatitis C including ZADAXIN plus interferon; and

        o enter into other agreements for product development and commercialization.

        In addition, we have recently undertaken a program to reduce our cash expenses in an effort to maximize our cash resources and minimize the anticipated expenditures needed to operate profitably. This program includes a domestic restructuring program which reduced our domestic staff. We intend to continue to review and implement our expense reduction efforts, depending on the timing and amount of any additional financing we receive and changes in our capital requirements for product development and commercialization.* If we do not become profitable, we may not be able to sustain our operations and our stock price may decrease.

WE NEED TO OBTAIN ADDITIONAL FUNDS IN THE NEAR FUTURE IN ORDER TO HAVE ENOUGH CAPITAL RESOURCES TO SUPPORT OUR PRODUCT DEVELOPMENT AND COMMERCIALIZATION PROGRAMS

        Since inception, we have financed our operations primarily through sales of stock. However, we will need to obtain additional financing to support our product development and commercialization programs beyond 1999. Without additional funding, management believes we have enough capital resources to maintain our current and planned operations only through 1999. As a result, our independent auditors have issued an opinion on our financial statements for the period ended December 31, 1998 that includes a paragraph emphasizing the uncertainty surrounding our ability to continue as a going concern. If we are unsuccessful in obtaining additional funds, we would be required to curtail or cease our operations.

        We have entered into a Structured Equity Line Flexible Financing(SM) Agreement which allows us, subject to certain limitations, to sell to the purchaser under the equity line up to $4 million of common stock during each "investment period" during the two-year term of the equity line. An "investment period" under the equity line is approximately three months. If we sell stock under the equity line, the purchaser's price will be 97% of the lowest reported sale price during the four days immediately prior to each purchase date selected by the purchaser during the investment period. In order to use the equity line, our common stock must trade at more than $1.00 per share, unless we reach a different agreement with the purchaser under the equity line.

        We are evaluating financing alternatives, including a private placement of common stock and common stock warrants, use of our equity line and debt financing to increase our capital resources. However, our need for capital will depend on many factors, including:

        o      the level of ZADAXIN sales;

        o      preclinical and clinical development expenses and opportunities;

        o      the timing and cost of regulatory approvals;

        o      patent costs;

        o      our ability to use the equity line; and

        o our ability to establish development, sales, manufacturing and marketing arrangements.

Other than the equity line, we have no commitments or arrangements for additional funding and we may not be able to obtain the financing we need. Draws under the equity line are subject to certain conditions, including:

        o      registration of the investor's resale of the shares;



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        o      a minimum trading price per share;

        o      volume limitations;

        o limitations on the number of shares that can be issued without shareholder approval; and

        o limitations on the number of shares of our common stock the investor may hold at any time.

The unavailability or timing of financing could prevent or delay our product development and commercialization programs and would require us to curtail or cease our operations.

IF WE DO NOT CONTINUE TO COMPLY WITH CERTAIN NASDAQ LISTING REQUIREMENTS, OUR COMMON STOCK MAY BE DELISTED WHICH WOULD MAKE IT MORE DIFFICULT TO SELL OUR COMMON STOCK

        Our common stock is listed on the Nasdaq National Market. To remain listed on the Nasdaq, a company must meet certain criteria, including:

        o      a minimum bid price of $1.00 per share;

        o      $4,000,000 in net tangible assets; and

        o $5,000,000 market value of the public float, excluding shares held directly or indirectly by any of our officers or directors and by anyone holding beneficially more than 10% of our outstanding shares.

        As of July 12, 1999, the closing bid price of our common stock was $1.875 and on April 30, 1999, the market value of our public float was approximately $29,250,000. As of March 31, 1999, we had net tangible assets of $6,688,000.

        If we fail to meet Nasdaq's listing criteria our common stock may be delisted. Our common stock would thereafter be traded in the non-Nasdaq, over-the-counter market. If our common stock were delisted, it may be more difficult to dispose of, or get an accurate market value of, our common stock. This could severely limit our common shareholders' ability to sell our common stock in the secondary market.

IF WE ISSUE ADDITIONAL COMMON STOCK OR SECURITIES CONVERTIBLE INTO COMMON STOCK, THE PERCENTAGE OWNERSHIP OF OUR THEN-CURRENT SHAREHOLDERS WOULD BE REDUCED AND THE MARKET PRICE OF OUR COMMON STOCK MAY DECREASE

        If we sell common stock under the equity line, the percentage ownership of our then-current shareholders will be reduced. In connection with the equity line, we also issued to the purchaser a warrant to purchase 200,000 shares of our common stock at an exercise price of $5.53 per share. We will also issue to the purchaser additional warrants to purchase up to 300,000 shares of common stock at an exercise price of 150% of the weighted average purchase price of the common stock issued under the equity line during the year for which an additional warrant is issued. If we do not issue any common stock under the equity line, the exercise price will be 150% of the closing sale price of the common stock on the day before the end of the two-year term of the equity line. The purchaser's resale of common stock acquired under the equity line could depress the market price of the common stock. Moreover, because the shares that may be issued under the equity line, along with the shares issuable upon exercise of the warrant and additional warrants, can be immediately resold by the purchaser, the possibility of these sales could adversely affect the market price of the common stock.

        Similarly, if we raise additional funds through the issuance of common stock or securities convertible into or exercisable for common stock, the percentage ownership of our then-current shareholders will be reduced.

        In addition, we recently completed a private placement of 1.37 million shares of common stock and warrants to purchase 1.37 million shares of common stock. Any common stock issued upon exercise of the warrants would reduce the percentage ownership of our then-current shareholders. Furthermore, we are required to register



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for resale the common stock issued in the private placement and issuable upon exercise of the warrants, and the possibility of such resales may depress the market price of our common stock.

IF WE DO NOT OBTAIN ADDITIONAL PRODUCT RIGHTS FROM THIRD PARTIES OR IF OUR LICENSEES DO NOT PERFORM THEIR OBLIGATIONS, OUR POTENTIAL FUTURE REVENUE WOULD BE LIMITED

        Our strategy includes entering into various corporate partnering arrangements. To date, we have acquired rights to ZADAXIN, CPX and certain other drugs but we are only actively pursuing clinical development of ZADAXIN and CPX. If we do not license or otherwise acquire rights to additional drugs we may have a shortage of drugs to develop which would limit our potential future revenue.

        In addition, we have exclusively sublicensed our rights to develop and market ZADAXIN in Japan to Schering-Plough K.K. However, Schering-Plough K.K. already has a substantial commitment to alpha interferon, which is an approved drug for hepatitis B and hepatitis C in Japan. Our relationship with Schering-Plough K.K. may not be successful and we may not be able to negotiate similar additional arrangements in the future. We generally do not have control over the amount and timing of resources that our collaborators devote to their activities with us. If these parties do not perform their obligations as we expect them to, the development and sale of our products could be limited or delayed.

        Our ability to obtain regulatory approval in one country may be delayed or adversely affected by the timing of regulatory activities and approvals in other countries, particularly if we do not participate in the regulatory approval process in these other countries. Any delay or failure to achieve regulatory approvals may limit our potential future revenue.

IF WE EXPERIENCE DIFFICULTIES IN OUR FOREIGN SALES AND OPERATIONS, OUR FINANCIAL CONDITION WOULD SUFFER

        Our financial condition in the near term is highly dependent on ZADAXIN sales in foreign jurisdictions. The majority of our current ZADAXIN sales are to customers in the People's Republic of China. However, ZADAXIN sales in the People's Republic of China may be limited due to its low average income and poorly developed infrastructure. In addition, our sales and operations in Asia, Latin America and the Middle East are subject to inherent risks, including:

        o difficulties and delays in obtaining pricing approvals and reimbursement;

        o difficulties and delays in obtaining product health registration and importation permits;

        o      unexpected changes in regulatory requirements;

        o      tariffs and other barriers;

        o      political instability;

        o      the difficulties of staffing and managing foreign operations;

        o      long payment cycles;

        o      difficulty in accounts receivable collection;

        o      currency fluctuations; and

        o      potential adverse tax consequences.

We currently do not have any sales in the United States with which to offset any decrease in revenue from ZADAXIN sales in Asia, Latin America and the Middle East. In addition, certain countries in these territories



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regulate pharmaceutical prices. This regulation may reduce prices for ZADAXIN significantly below those that would prevail in a free market.

IF WE FAIL TO PROTECT OUR PRODUCTS, TECHNOLOGIES AND TRADE SECRETS, WE MAY NOT BE ABLE TO SUCCESSFULLY USE, MANUFACTURE OR MARKET AND SELL OUR PRODUCTS OR WE MAY FAIL TO ADVANCE OR MAINTAIN OUR COMPETITIVE POSITION

        The United States composition of matter patent, which covers the chemical structure of thymosin alpha 1, and most of the European composition of matter patents for thymosin alpha 1 have expired. Going forward, we will have only limited patents covering the chemical structure of thymosin alpha 1 and this could adversely affect our proprietary rights. Our success depends significantly on our ability to obtain patent protection for our products and technologies, to preserve our trade secrets and to avoid infringing on the proprietary rights of third parties. However, our pending patent applications may not result in issued patents. Any patents that are issued may not provide a competitive advantage to us or may be invalidated or circumvented by our competitors. Others may independently develop similar products or designs around patents issued or licensed to us. Patents issued to or patent applications filed by other companies could have an adverse effect on our ability to use, manufacture or market our products or maintain our competitive position with respect to our products. Many of our patents and patent applications relating to thymosin alpha 1 are held under exclusive licenses. If we breach the terms of any of these licenses we could lose our rights to these patents and patent applications. Holders of patents licensed to us may not file, prosecute, extend or maintain their patents in countries where we have rights.

        Other companies obtaining patents on products or processes useful to us may bring infringement actions against us. This type of litigation is typically costly and time-consuming and could require us to obtain licenses from others, or prevent us from using, manufacturing or marketing our products. These licenses may not be available on commercially reasonable terms, if at all.

        Pharmaceuticals are not patentable or have only recently become patentable in certain countries in the territory in which we have exclusive rights to ZADAXIN. Enforcement of intellectual property rights in many countries in this territory has been limited or non-existent. Future enforcement of patents and proprietary rights in many countries in this territory will likely be problematic or unpredictable. Moreover, the issuance of a patent in one country does not assure the issuance of a similar patent in another country. Claim interpretation and infringement laws vary by nation, so the extent of any patent protection is uncertain and may vary in different jurisdictions.

IF WE FAIL TO OBTAIN REGULATORY APPROVALS FOR OUR PRODUCTS IN COUNTRIES IN WHICH WE HAVE NOT BEEN APPROVED, WE CANNOT DEVELOP, MARKET AND SELL OUR PRODUCTS IN THOSE COUNTRIES

        The research, preclinical and clinical development, manufacturing, marketing and sale of ZADAXIN, CPX and our other drug candidates are subject to extensive regulation by governmental authorities. ZADAXIN, CPX and any other products must be approved before they can be sold in any jurisdiction. Obtaining regulatory approval is time-consuming and expensive. In some countries where we are contemplating marketing and selling ZADAXIN, the regulatory approval process for drugs that have not been previously approved in countries with established clinical trial review procedures is uncertain, and this may delay the grant of regulatory approvals for ZADAXIN.

        We are currently sponsoring clinical trials and pursuing regulatory approvals for ZADAXIN in a number of countries and we are currently sponsoring clinical trials of CPX in the United States. However, we may not be able to complete these trials, and even if completed, these trials may not fulfill the relevant regulatory approval criteria. We ultimately may not be able to obtain regulatory approvals in these countries. Adverse results in our development programs also could result in restrictions on the use of ZADAXIN and, if approved, CPX.

        Our failure to comply with applicable United States or foreign regulatory requirements could, among other things, result in warning letters, fines, suspensions of regulatory approvals, product recalls or seizures, operating restrictions, injunctions and criminal prosecutions. In addition, government regulations may be established or imposed which prevent or delay regulatory approval of ZADAXIN, CPX or our future products.



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IF WE ARE NOT ABLE TO ESTABLISH AND MAINTAIN ADEQUATE MANUFACTURING AND SUPPLY
RELATIONSHIPS, THE DEVELOPMENT AND SALE OF OUR PRODUCTS COULD BE IMPAIRED

        We have entered into contract manufacturing and supply agreements for ZADAXIN and CPX. To be successful, our products must be manufactured in commercial quantities, in compliance with regulatory requirements and at an acceptable cost. While we believe we have and will be able to establish and maintain manufacturing relationships with experienced suppliers*, we may not be able to establish long-term manufacturing relationships with these suppliers. We currently have vialing and packaging supply agreements in effect and a sufficient supply of finished ZADAXIN for the near term. We have recently changed and upgraded our manufacturing source of finished ZADAXIN for our international markets, excluding Japan. In certain countries, this change may require additional regulatory approvals. If we do not obtain any required regulatory approvals of this manufacturing change in a timely fashion, new ZADAXIN marketing approvals may be delayed or sales may be interrupted until the manufacturing change is approved.

        Production interruptions, if any, could significantly delay clinical development of potential products and reduce third party or clinical researcher interest and support of proposed trials. These kinds of interruptions could also impede commercialization of our products, including sales of ZADAXIN in approved markets, and impair their competitive position, which would have a material adverse effect on our business.

WE MAY LOSE MARKET SHARE OR OTHERWISE FAIL TO COMPETE IN THE INTENSELY COMPETITIVE PHARMACEUTICAL INDUSTRY

        Competition in the pharmaceutical industry is intense and we expect that competition to increase. We believe that the principal competitive factors in the pharmaceutical industry include the efficacy, safety, price and therapeutic regimen associated with a given drug. Our competitors include pharmaceutical companies, biotechnology firms, universities and other research institutions, both in the United States and abroad, that are actively engaged in research and development of chronic and life-threatening diseases such as hepatitis B, hepatitis C, cancer, immune system disorders and cystic fibrosis. Most of our competitors, particularly large pharmaceutical companies, have substantially greater financial, technical, regulatory, manufacturing, marketing and human resource capabilities than we do. Most of them also have extensive experience in undertaking the clinical testing and obtaining the regulatory approvals necessary to market drugs. In addition, we currently rely on sales of ZADAXIN as a treatment for hepatitis B and hepatitis C as our sole source of revenue. Several large pharmaceutical companies have substantial commitments to alpha interferon, which is an approved drug for treating hepatitis B and hepatitis C.

IF THIRD PARTY REIMBURSEMENT IS NOT AVAILABLE OR PATIENTS CANNOT OTHERWISE PAY FOR ZADAXIN, WE MAY NOT BE ABLE TO SUCCESSFULLY MARKET ZADAXIN

        Our ability to successfully sell ZADAXIN depends in part on whether pharmaceutical drug consumers will be reimbursed for the cost of ZADAXIN. This reimbursement may come from government health administration authorities, private health insurers and other organizations. Third-party reimbursement for new therapeutic products is highly uncertain and may not available for our future products. In many of the foreign countries in which we currently operate or intend to operate, reimbursement for ZADAXIN under government or private health insurance programs is currently not be available, particularly in Cambodia, the People's Republic of China, Mexico, the Philippines, Peru, Myanmar and Malaysia. In the United States, certain proposed health care reforms could limit the amount of third-party reimbursement available for our products. In many countries where we have marketing rights to ZADAXIN, government resources and per capita income may be so low that our products will be prohibitively expensive. In these countries, we may not be able to market our products on economically favorable terms, if at all.

IF WE ARE UNABLE TO ATTRACT AND RETAIN QUALIFIED PERSONNEL OR IF OUR PRESIDENT AND CHIEF EXECUTIVE OFFICER, CHIEF OPERATING OFFICER, CHIEF ADMINISTRATIVE OFFICER OR OUR REGIONAL MANAGING DIRECTOR FOR GREATER CHINA LEFT SCICLONE, WE MAY NOT BE ABLE TO SUCCESSFULLY DEVELOP AND COMMERCIALIZE OUR PRODUCTS

        We are highly dependent upon our ability to attract and retain qualified personnel because of the specialized, scientific and international nature of our business. There is intense competition for qualified



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management, scientific and technical personnel in the pharmaceutical industry, and we may not be able to attract and retain the qualified personnel we need to grow and develop our business globally. In addition, many key responsibilities at SciClone are assigned to a relatively small number of individuals, such as our President and Chief Executive Officer, Chief Operating Officer, Chief Administrative Officer and our Regional Managing Director for Greater China. If we are unable to attract and retain qualified personnel as needed or promptly replace those employees who are critical to our product development and commercialization, the development and commercialization of our products would adversely be affected. We do not maintain "key person" life insurance on any of our key personnel.

WE HAVE LIMITED PRODUCT LIABILITY INSURANCE AND ANY PRODUCT LIABILITY CLAIMS ASSERTED AGAINST US COULD RESULT IN SIGNIFICANT EXPENSES AND DECREASED DEMAND FOR OUR PRODUCTS

        Companies which test, manufacture, market and sell pharmaceutical products commonly receive product liability claims. These claims may be asserted against us. Product liability insurance for the pharmaceutical industry generally is expensive, if it is available at all. We have product liability insurance coverage for our clinical trials and commercial sales. However, product liability claims in excess of our insurance coverage or that resulted in the payment of large deductibles would adversely affect our financial condition and demand for our products.

ISSUING PREFERRED STOCK WITH RIGHTS SENIOR TO THOSE OF OUR COMMON STOCK COULD ADVERSELY AFFECT HOLDERS OF COMMON STOCK OR HINDER TAKEOVER TRANSACTIONS THAT OFFER COMMON SHAREHOLDERS AN OPTIMAL PRICE FOR THEIR SHARES

        Our charter documents give our board of directors the authority to issue additional series of preferred stock without a vote or action by our shareholders. The board also has the authority to determine the terms of preferred stock, including price, preferences and voting rights. The rights of holders of our common stock may be adversely affected by the rights granted to holders of preferred stock. For example, a series of preferred stock may be granted the right to receive a liquidation preference -- a pre-set distribution in the event SciClone is liquidated -- that would reduce the amount available for distribution to holders of common stock. In addition, the issuance of preferred stock could make it more difficult for a third party to acquire a majority of our outstanding voting stock. As a result, common shareholders could be prevented from participating in transactions that would offer an optimal price for their shares.





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                                 ABOUT SCICLONE

GENERAL

        SciClone acquires, develops and commercializes drugs for treating chronic and life-threatening diseases such as hepatitis B, hepatitis C, cancer, immune system disorders and cystic fibrosis. We have two drugs in clinical testing, ZADAXIN and CPX, and we have other potential drugs in preclinical development.

        ZADAXIN. Our lead drug is ZADAXIN, which boosts the immune system. We are pursuing development of ZADAXIN for treatment of hepatitis B, hepatitis C, cancer and certain immune system disorders, as well as an enhancement to the effectiveness of viral vaccines. ZADAXIN is approved for marketing in 14 countries: Argentina, Cambodia, Italy, Kuwait, Mexico, Malaysia, Myanmar, Pakistan, the People's Republic of China, Peru, the Philippines, Singapore, Venezuela and Vietnam. We have filed for approval to market ZADAXIN in 22 additional countries outside the U.S., Europe and Japan. In 1998, ZADAXIN generated over $3.6 million in sales, primarily in the People's Republic of China, the Philippines and Singapore for treatment of hepatitis B. We hold worldwide development, manufacturing and marketing rights to ZADAXIN. In Japan, we have sublicensed our rights to Schering-Plough, K.K., the Japanese subsidiary of Schering-Plough Corporation, the leading marketer of viral hepatitis therapies worldwide.

        We are pursuing a corporate partnering arrangement for development in the U.S. and Europe of a combination therapy for hepatitis C including ZADAXIN plus interferon.* Hepatitis C affects over 170 million people worldwide, including over 10 million people in the United States, Europe and Japan, which are the world's largest pharmaceutical markets. Our clinical data show that the combination of ZADAXIN plus interferon could be a significant therapeutic advance in the fight against the hepatitis C epidemic. Interferon, the only established therapy for hepatitis C, leads to a response in only 5% to 20% of patients and causes unpleasant side effects. Rebetron(TM), a combination of two drugs, interferon and ribavirin, was approved for treatment of hepatitis C in the U.S. and certain other countries in 1998. This combination benefits certain patients. However, ribavirin has its own potential side effects, and increases the risk of side effects when combined with interferon. Importantly, ZADAXIN combined with interferon has shown clinical promise for treatment of hepatitis C without increasing the risk of additive side effects.

        In Japan, the world's largest market for viral hepatitis therapies, we have exclusively sublicensed our rights to develop and market ZADAXIN to Schering-Plough K.K. In the second quarter of 1998, Schering-Plough K.K. began a 300-patient clinical study of ZADAXIN for treatment of hepatitis B. The drug interferon, including Schering-Plough K.K.'s interferon, is the leading therapy for hepatitis B in Japan. Schering-Plough K.K. is also developing ZADAXIN in a clinical study for treatment of hepatitis C.

        CPX. Our second drug in clinical testing is CPX. CPX is a protein-repair therapy initially developed by the United States National Institutes of Health as a potential treatment for cystic fibrosis, the most common fatal genetic disease in the U.S. and Europe.

        Cystic fibrosis is caused by mutations in the gene that encodes a certain protein known as the cystic fibrosis transmembrane conductance regulator, or CFTR protein. More than 70% of cystic fibrosis patients have a certain type of mutation, referred to as the "delta F508" mutation. In October 1997, Dr. Harvey Pollard of the Uniformed Services University of the Health Sciences and formerly of the NIH, presented breakthrough preclinical data demonstrating that CPX repairs the two key protein defects causing cystic fibrosis in patients with the delta F508 genetic mutation. CPX is the only drug in clinical development with the potential to correct the two key protein-associated defects in most cystic fibrosis patients. In 1997, we were awarded a $100,000 Orphan Drug Grant by the FDA for the first clinical study of CPX as a treatment for cystic fibrosis. We completed the first clinical study of CPX in cystic fibrosis patients in April 1998. In October 1998, we were awarded a prestigious $200,000 Orphan Drug Grant by the FDA for the second clinical study of CPX as a treatment for cystic fibrosis. We began the second clinical study of CPX in cystic fibrosis patients in the U.S. in September 1998. The Cystic Fibrosis Foundation provided substantial financial support for early research on CPX at the NIH. The Cystic Fibrosis Foundation also supported us in our application for an Investigational New Drug exemption to gain approval from the FDA to begin testing of CPX directly on cystic fibrosis patients rather than the standard process of testing first in healthy



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

volunteers. The Cystic Fibrosis Foundation continues to support us with protocol review, patient recruitment and investigator and study center selection.

        We have other drug candidates in early preclinical development. We plan to continue to evaluate the pharmaceutical potential of our preclinical drug candidates in 1999.

        Internationally, we have 41 ZADAXIN distribution arrangements covering 46 countries outside the U.S., Europe and Japan. We intend to out-license our products where a collaborative arrangement will materially enhance the prospects for a drug's commercial success in licensed markets. Our license with Schering-Plough K.K. for exclusive rights to develop and market ZADAXIN in Japan, and our arrangements with our ZADAXIN distributors are examples of this strategy. We are currently pursuing corporate partnering arrangements in the U.S. and Europe for development of ZADAXIN, particularly the combination of ZADAXIN plus interferon for the treatment of hepatitis C.* We intend to produce ZADAXIN, CPX and any future products through contract manufacturing and supply agreements. We have entered into separate supply agreements in the U.S. and Europe for the supply of bulk and finished product thymosin alpha 1. We contract with a major U.S. pharmaceutical company for the supply of bulk CPX and another U.S. pharmaceutical manufacturer for finished product CPX.

SALE OF SERIES C PREFERRED STOCK

        We sold the Series C Preferred Stock in an April 1998 private placement to institutional investors. The Series C Preferred Stock was convertible into shares of our common stock, calculated according to a formula based on the average closing bid price of a share of our common stock during any three consecutive days within the 22 trading days immediately prior to conversion. The holders of the Series C Preferred Stock have converted approximately 98% of their Series C Preferred Stock, and we have redeemed the remainder.

        In connection with the sale of the Series C Preferred Stock, we also issued warrants to purchase an aggregate of 150,000 shares of our common stock to the institutional investors and the placement agent. The warrants are exercisable at a price per share of $5.67 at any time until April 1, 2003, and may be exercised for cash or on a cashless basis based on the net appreciated value of the underlying shares.

        We will pay all expenses related to the registration of the common stock covered by this prospectus, including, without limitation:

        o      all registration and filing fees;

        o      printing expenses;

        o      transfer agents' and registrars' fees; and

        o the reasonable fees and disbursements of our outside counsel and independent accountants.

We will not pay transfer or other taxes and other expenses related to the issuance of the common stock.

FORMATION AND OTHER INFORMATION

        SciClone was incorporated in California in 1990. Our international operating subsidiary, SciClone Pharmaceuticals International Ltd., is incorporated in the Cayman Islands and headquartered in Hong Kong. We also have office locations in Singapore, Taiwan and Japan.

                                 USE OF PROCEEDS

        If the warrants are exercised by the selling shareholders, we may receive proceeds in the form of the exercise price. If we receive any proceeds, we expect to use them for working capital. We will not receive any proceeds from the sale of the shares of common stock by the selling shareholders and all proceeds will go to the selling shareholders to be used for their own purposes.

                              SELLING SHAREHOLDERS

        The table below sets forth the following information:

        o      the name of each selling shareholder;

        o      the number of shares each selling shareholder beneficially owns;

        o the number of shares the selling shareholder may resell under this prospectus; and

        o the number of shares each selling shareholder would own, assuming that each selling shareholder sells all of the shares it may sell under this prospectus.

        Beneficial ownership is determined in accordance with rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. This table is based upon information supplied to us by the selling shareholders. Except as otherwise indicated, we believe that the persons named in the table have sole voting and investment power with respect to all of the shares of our common stock listed as beneficially owned by them, subject to community property laws where applicable.

        The actual number of shares of common stock offered by this prospectus, and included in the registration statement of which this prospectus is a part, includes additional shares that may be issued or issuable:

        o upon exercise of the warrants as a result of the floating conversion rate provisions or other adjustment mechanisms in the warrants; or

        o by reason of any stock split, stock dividend or similar transaction involving the common stock, in order to prevent dilution, in accordance with Rule 416 under the Securities Act of 1933.

        Pursuant to the preferred stock investment agreement and the certificate of determination, the Series C Preferred Stock was convertible only to the extent that the number of shares of common stock issued upon conversion did not exceed 19.99% of our outstanding common stock on the date the Series C Preferred Stock was issued. Due to the market price of our common stock, the remaining shares of Series C Preferred Stock converted by Halifax Fund L.P. would have converted into a number of shares of common stock that would have exceeded the aggregate 19.99% limit described above. When Halifax converted the remaining shares of Series C Preferred Stock, we redeemed any such shares that would have exceeded the 19.99% limit at 130% of the liquidation preference.

        The shares shown as beneficially owned by Halifax Fund, L.P. represent the sum of:

        o the number of shares of common stock issued to Halifax Fund, L.P. upon prior conversions of Series C Preferred Stock, less the number of shares previously sold by Halifax based upon information provided to us by Halifax on June 1, 1999; and

        o the number of shares of common stock issuable to Halifax upon exercise of a warrant issued in connection with the sale of the Series C Preferred Stock.

        The shares shown as beneficially owned by selling shareholders other than Halifax Fund, L.P. represent shares issuable upon exercise of warrants issued in connection with the sale of the Series C Preferred Stock.

                                       Shares Beneficially   Shares Offered    Shares Beneficially
                                        Owned Prior to the       by this           Owned After
    Selling Shareholder                      Offering           Prospectus         the Offering
    -------------------                -------------------   --------------    -------------------
Halifax Fund, L.P.                          1,584,699          1,584,699              --

Heracles Fund                                  25,000             25,000              --

Themis Partners L.P.                           12,500             12,500              --

Reedland Capital Partners                      45,000             45,000              --

James Burness                                   5,000              5,000              --

TOTAL:                                      1,672,199          1,672,199              --

        Halifax Fund, L.P. is a limited partnership for which The Palladin Group, L.P. serves as its investment advisor. The Palladin Group, L.P. has voting control and investment discretion over securities held by Halifax. Jeffrey E. Devers is the President of the Palladin Group, L.P.

        Heracles Fund Ltd. is a corporation for which Promethean Asset Management LLC serves as its investment manager and consequently has voting control and investment discretion over securities of SciClone held by Heracles Fund. Promethean and James F. O'Brien, Jr., the President of Promethean Asset Management LLC, disclaim beneficial ownership of the securities of SciClone held by all other entities controlled by Promethean.

        Themis Partners, L.P. is a limited partnership for which Promethean Managers LLC is the general partner and consequently has voting control and investment discretion over securities of SciClone held by Themis Partners, L.P. Promethean and James F. O'Brien, Jr., the President of Promethean Asset Management LLC, disclaim beneficial ownership of the securities of SciClone held by all other entities controlled by Promethean.

        Reedland Capital Partners is a corporation of which TYJO Corporation and Thomas J. Griesel are the only shareholders. TYJO Corporation is a corporation of which Robert K. Schacter and Kim Schacter are the only shareholders.

                              PLAN OF DISTRIBUTION

        The selling shareholders may sell their shares of common stock on the Nasdaq National Market, or other exchange on which the common stock is trading, in privately negotiated transactions or otherwise. The shares may be sold by the selling shareholders by one or more of the following methods:

        o block trades in which the broker or dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

        o purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

        o an exchange distribution in accordance with the rules of such exchange;

        o ordinary brokerage transactions and transactions in which the broker solicits purchasers;

        o      privately negotiated transactions;

        o      short sales; or

        o      a combination of any of the above methods.

        Brokers and dealers engaged by the selling shareholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from the selling shareholders. If any broker-dealer acts as agent for a purchaser of shares, the broker-dealer may receive commissions or discounts from the purchaser. Commissions or discounts will be negotiated at the time of the transaction and are not expected to exceed customary amounts.

        Broker-dealers may agree with the selling shareholders to sell a specified number of shares at a stipulated price per share. To the extent the broker-dealer is unable to sell the specified number, it may purchase as principal any unsold shares at the price required to fulfill the broker-dealer's commitment to the selling shareholder. Broker-dealers who acquire shares as principal may then resell such shares from time to time in transactions, which may involve block transactions as described above, in the over-the-counter market or otherwise. Resales by broker-dealers may be at prices and on terms then prevailing at the time of sale, at prices then related to the then-current market price or in negotiated transactions. In connection with resales, broker-dealers may pay to or receive from purchasers of the shares commissions as described above. The selling shareholders may also sell their shares in accordance with Rule 144 under the Securities Act, rather than pursuant to this prospectus.

        The selling shareholders and any broker-dealers or agents that participate with the selling shareholders in sales of the shares may be deemed to be "underwriters" within the meaning of the Securities Act. If so, any commissions received by such broker-dealers or agents and any profit on the resale of shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

        From time to time the selling shareholders may engage in short sales, short sales against the box, puts and calls and other transactions in our securities or instruments that derive their value from our securities, and may sell and deliver the shares covered by this prospectus in connection with the transactions or to settle securities loans. From time to time the selling shareholders may pledge their shares pursuant to the margin provisions of its agreements with its brokers. Upon a default by the selling shareholders, the broker may offer and sell the pledged shares from time to time.

        The selling shareholders and any other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Exchange Act and related rules and regulations. The Exchange Act and related rules and regulations may limit the timing of purchases and sales of any of the shares by the selling shareholders or other person participating in the sale or distribution of the shares which may affect the marketability of the shares.

        We have agreed to indemnify the selling shareholders against liabilities they may incur because of an untrue or allegedly untrue statement of a material fact contained in this prospectus or the omission or alleged omission to state in the prospectus a material fact required to be in the prospectus, or necessary to make the statements in this prospectus not misleading. However, we are not required to indemnify any selling shareholder for liabilities that we incur based on our reliance on written information that the selling shareholder has provided to us for use in this prospectus. Likewise, the selling shareholders have agreed to indemnify us against liabilities that we incur as a result of any material misstatement or omission made in this prospectus based on written information that the selling stockholder has provided to us. The selling shareholder's liability to us, however, is limited to the net proceeds it receives from the sale of its shares under this prospectus.

        We have agreed to use our best efforts to keep the registration statement of which this prospectus is a part effective until the shares may be or have been sold pursuant to Rule 144(k) of the Securities Act.

                                  LEGAL MATTERS

        The legality of the shares offered by this prospectus is being passed upon by Gray Cary Ware & Freidenrich LLP, San Francisco, California.

                                     EXPERTS

        Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 1998, as set forth in their report, which contains an explanatory paragraph describing conditions that raise substantial doubt about our ability to continue as a going concern as described in Note 1 to the consolidated financial statements, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                         WHERE TO FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the SEC. These reports, proxy statements and other information filed with the SEC may be inspected and copied at the SEC Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549.

        You may obtain information about the operation of the SEC Public Reference Room by calling 1-800-SEC-0330. You can also inspect this material free of charge at a Web site maintained by the SEC at http://www.sec.gov. Finally, you can also inspect reports and other information concerning SciClone at the offices of the National Association of Securities Dealers, Inc., Market Listing Section, 1735 K Street, N.W., Washington, D.C. 20006. SciClone common stock is traded on The Nasdaq National Market under the symbol "SCLN." SciClone's Web site is located at http://www.sciclone.com.

                       DOCUMENTS INCORPORATED BY REFERENCE

        The SEC allows us to "incorporate by reference" information that we file with them which means that we can disclose important information to you by referring you to these documents. The information incorporated by reference is an important part of this prospectus and information we later file with the SEC will automatically update and supersede this information. The following documents filed by us with the SEC are incorporated in this prospectus by reference:

        o Annual Report on Form 10-K for the year ended December 31, 1998, filed on March 31, 1999 (File No. 0-19825);

        o      Current Report on Form 8-K, filed on April 26, 1999 (File No.
               0-19825);

        o Quarterly Report on Form 10-Q for the quarter ended March 31, 1999, filed on May 14, 1998 (File No. 0-19825); and

        o The description of SciClone's Common Stock contained in SciClone's Registration Statement on Form 8-A filed under the Securities Exchange Act, including any amendment or report filed for the purpose of updating that description (File No. 0-19825).

        We also incorporate by reference all documents and reports filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus. We will provide free of charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus. Please direct such requests to Investor Relations, SciClone Pharmaceuticals, Inc., 901 Mariners Island Boulevard, Suite 205, San Mateo, California 94404. Our telephone number is (650) 358-3456.

================================================================================



WE HAVE NOT AUTHORIZED ANYONE TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. THE INFORMATION IN THIS PROSPECTUS IS CORRECT AS OF THE DATE INDICATED BELOW. DELIVERY OF THIS PROSPECTUS AFTER THE DATE INDICATED BELOW DOES NOT MEAN THAT THE INFORMATION IS STILL CORRECT.


                                1,672,199 SHARES


                         SCICLONE PHARMACEUTICALS, INC.


                                  COMMON STOCK











                              -------------------

                                   PROSPECTUS

                              -------------------


                                  July 15, 1999





================================================================================